

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2012

<u>Via E-mail</u>
Christine M. Day
Chief Executive Officer
lululemon athletica inc.
400-1818 Cornwall Avenue
Vancouver, British Columbia V6J1C7

   Re: lululemon athletica inc.
   Form 10-K for Fiscal Year Ended January 29, 2012
   Filed March 22, 2012
   File No. 001-33608

Dear Ms. Day:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/Tia L. Jenkins

                        Tia L. Jenkins
                        Senior Assistant Chief Accountant
                        Office of Beverages, Apparel and
                        Mining